September 15, 2025

Lynn Stockwell
Chief Executive Officer
Drugs Made In America Acquisition II Corp.
1 East Broward Boulevard, Suite 700
Fort Lauderdale, FL 33301

       Re: Drugs Made In America Acquisition II Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 15, 2025
           File No. 333-288791
Dear Lynn Stockwell:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
General

1. We note your revised disclosure regarding the transfer of founder shares to certain accredited investors unaffiliated with your sponsor on page 137. Please reconcile these transfers with the terms set forth in the letter agreement filed as exhibit 10.3, including transfer restrictions. Clarify whether your "initial shareholders" as referenced in the prospectus on page 14 is intended to include these investors and the
       "founder shares" are intended to include such transferred shares, or revise your disclosure throughout your prospectus regarding your initial shareholders and the founder shares accordingly, including, for example, where you state that your initial shareholders will own 20% of your issued and outstanding shares after this offering.
       Please clarify whether such investors will be parties to or otherwise subject to the lock-up and other provisions in the letter agreement and the underwriting agreement
 September 15, 2025
Page 2

       and revise your disclosure in the summary on page 7 and elsewhere to clarify which holders of founder shares are subject to such restrictions, and file updated exhibits as appropriate. In this regard, we note that on page 7, you state that the initial shareholders and founder shares are subject to transfer restrictions, but these transferees do not appear to be signatories of the letter agreement filed as Exhibit
       10.3. Also, tell us if such investors in the founder shares were to purchase shares from public shareholders, whether such purchases would by structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.
       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Alex Weniger-Araujo, Esq.